SUB-ITEM 77M
                                     MERGERS

      AIM INVESTMENT SECURITIES FUNDS (INVESCO INVESTMENT SECURITIES FUNDS)

VAN KAMPEN GOVERNMENT SECURITIES FUND TO INVESCO VAN KAMPEN GOVERNMENT SECURITIES FUND

     On December 1, 2009, the Board of Trustees of AIM Investment Securities Funds (Invesco Investment Securities Funds) (formerly known as AIM Investment Securities Funds) ("AIS") approved an Agreement and Plan of Reorganization (the "Agreement"). On May 11, 2010, at a Special Meeting for shareholders of Van Kampen Government Securities Fund (the "Fund"), shareholders approved the Agreement that provided for the combination of the Fund with Invesco Van Kampen Government Fund, (the "Acquiring Fund"), an investment portfolio of AIS (the "Reorganization"). Pursuant to the Agreement, on June 1, 2010, all of the assets of the Fund were transferred to the Acquiring Fund. The Acquiring Fund assumed all of the liabilities of the Fund, and AIS issued Class A shares of the Acquiring Fund to the Fund's Class A shareholders, Class B shares of the Acquiring Fund to the Fund's Class B shareholders, Class C shares of Acquiring Fund to the Fund's Class C shareholders and Class Y shares of the Acquiring Fund to the Fund's Class I shareholders. The value of each Fund's shareholder account with the Acquiring Fund immediately after the Reorganization was the same as the value of such shareholder's account with the Fund immediately prior to the Reorganization. The Reorganization was structured as a tax-free transaction. No initial sales charge was imposed in connection with the Reorganization.

FOR A MORE DETAILED DISCUSSION ON THE REORGANIZATION, PLEASE SEE THE AGREEMENT AND PLAN OF REORGANIZATION FILED HEREIN UNDER ITEM 77Q1(g).